Exhibit 99.200

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Issuer:

mCloud Technologies Corp. (the "Company")
550-510 Burrard Street

Vancouver, British Columbia V6C 3A8
Canada

2.	Date of Material Change:

July 12, 2021.

3.	News Release:

The news release was issued and disseminated on July 12, 2021 and subsequently filed on SEDAR.

4.	Summary of Material Change:

The Company announced that it had entered into conversion agreements with the holders of more than 99.2% of the outstanding principal amount of its 8% convertible unsecured subordinated debentures (the "Debentures"), pursuant to which the Company will issue an aggregate of 6,323,360 common shares ("Common Shares") and 6,323,360 Common Share purchase warrants ("Warrants") in consideration for the extinguishment of USD$8,809,000 principal and USD$302,730 interest owing under the Debentures (the "Indebtedness").

The Company also announced that it intends to complete a non-brokered private placement offering of 227,027 units of the Company (the "Units") at a price per Unit of $1.85 for gross proceeds of approximately $420,000 (the "Offering"). Each Unit will consist of one Common Share (a "Unit Share") and one Common Share purchase warrant (each, a "Unit Warrant").

5.	5.1 – Full Description of Material Change:

The Company announced that it had entered into conversion agreements with the holders of Debentures, pursuant to which the Company will issue Common Shares and Warrants in consideration for the extinguishment of the Indebtedness held by such holders at the following conversion and exercise prices:

(i)	USD$2,798,000 principal amount of Converted Debentures will be converted into 1,890,537 Common Shares at a price of USD$1.48 per Common Shares and 1,890,537 Warrants bearing a strike price of USD$2.29 per Common Share;

(ii)	USD$1,795,000 principal amount of Converted Debentures will be converted into 1,173,175 Common Shares at a price of USD$1.53 per Common Shares and 1,173,175 Warrants bearing a strike price of USD$2.29 per Common Share;

(iii)	USD $2,300,000 principal amount of Converted Debentures will be converted into 1,365,771 Common Shares at a price of USD$1.68 per Common Shares and 1,365,771 Warrants bearing a strike price of USD$2.29 per Common Share. The original conversion price under these Converted Debentures ranged from USD$1.85 to USD$2.20, subject to receipt of approval from the TSX Venture Exchange (the "TSXV") to reduce the conversion price under these Converted Debentures. This would result in the issuance of 179,922 additional Common Shares relative to the number of Common Shares issuable based on the original conversion price under these Converted Debentures. These additional Common Shares are already included in the 1,365,771 Common Shares referenced above;

(iv)	USD$1,916,000 principal amount of Converted Debentures will be converted into 1,680,662 Common Shares at a price of USD$1.14 per Common Shares and 1,680,662 Warrants bearing a strike price of USD$2.29 per Common Share; and

(v)	an aggregate of USD$302,730 in accrued interest owing on the principal amount of the Converted Debentures will be satisfied through the issuance of 213,215 Common Shares at a price per share of USD$1.42 and 213,215 Warrants bearing a strike price of USD$2.29 per Common Share.

All Warrants will have a term of 36 months from the date of issuance. Each Warrant will entitle the holder thereof to acquire one Common Share, subject to adjustment in certain circumstances. The completion of the conversion of the Indebtedness, including the reduction of the conversion price under certain of the Converted Debentures, is subject to a number of conditions, including the approval of the TSXV.

The Company also announced that it intends to complete a non-brokered private placement offering of 227,027 units of the Company (the "Units") at a price per Unit of $1.85 for gross proceeds of approximately $420,000 (the "Offering"). Each Unit will consist of one Common Share (a "Unit Share") and one Common Share purchase warrant (each, a "Unit Warrant"). Each Unit Warrant will entitle the holder thereof to acquire one Common Share at an exercise price of $2.85 per Common Share at any time prior to 5:00 p.m. (Mountain Standard Time) on April 15, 2024. All securities issued under the Offering will be subject to a hold period of four months and one day from the date of issuance in accordance with applicable securities legislation. Completion of the Offering is subject to certain conditions, including the approval of the TSXV.

5.2 – Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer:

For further information, please contact Russel McMeekin, Chief Executive Officer, at 1.780.733.7550.

9.	Date of Report:

July 21, 2021.